2026 Annual General Meeting Proxy Statement QIAGEN N.V. Exhibit 99.2

We are QIAGEN At QIAGEN, our mission is to advance science and improve healthcare. Through our portfolio of Sample to Insight solutions, we enable breakthroughs along the continuum from basic research to clinical healthcare, helping customers find valuable insights and turn them into actionable decisions. We are united by a clear vision: Making improvements in life possible. This purpose drives everything we do, from scientific innovation to operational excellence across our global organization. The QIA-identity is guided by three core principles: Quality — Setting the standard for excellence and reliability Ingenuity — Driving scientific progress through innovative thinking Accessibility — Fostering strong, collaborative relationships with our customers These principles reflect our promise to be a trusted partner, helping customers achieve success that improves the everyday lives of people around the world. QIAGEN N.V. | 2026 AGM Proxy Statement Page 2 Advancing science and improving healthcare At the heart of QIAGEN is a clear vision: Making improvements in life possible. We deliver on this by providing Sample to Insight solutions that help more than 500,000 customers worldwide extract molecular insights from DNA and RNA - the building blocks of life.

Dear Shareholder: You are cordially invited to attend the Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company”), which will be held on Wednesday, June 24, 2026, at 9:00 Amsterdam time at Maaspoort, Oude Markt 30, 5911 HH Venlo, the Netherlands. We have attached the Notice of Annual General Meeting, including the Agenda and Explanatory Notes thereto, and enclosed an attendance form and proxy card for use in connection with the meeting. We hope you will be able to attend the Annual General Meeting. If you plan to attend, please complete and sign the enclosed attendance form and return it to Equiniti Trust Company, LLC, as specified in the instructions. Upon receipt, we will add your name to the admission list for the Meeting and send you an entrance ticket. The signed attendance form must be received no later than 5:00 p.m. (New York time) on Wednesday, June 17, 2026, in order for you to attend the meeting. The Annual General Meeting will also be streamed live via webcast on our website: https:// corporate.qiagen.com/agm2026. Shareholders will be able to follow the meeting in listen-only mode. It will not be possible to vote or address the meeting via the webcast. Whether or not you plan to attend the Annual General Meeting, it is important that your ordinary shares are represented. Therefore, please complete, sign, date and return the enclosed proxy card promptly in the enclosed envelope, which requires no postage if mailed in the United States. The completed proxy card must be received no later than 5:00 p.m. New York time on Thursday, June 18, 2026, for your vote to count. Votes cast pursuant to a timely received proxy card shall be deemed cast at the meeting, and timely submitting your proxy will ensure your shares are properly represented. If you attend the Annual General Meeting in person, you may vote in person even if you have previously returned your proxy. Sincerely, /s/ /s/ Thierry Bernard Roland Sackers Managing Director Managing Director Venlo, the Netherlands May 12, 2026 Your vote is important. Please return your proxy card promptly. QIAGEN N.V. | 2026 AGM Proxy Statement Page 3

Notice of Annual General Meeting of Shareholders To be held June 24, 2026 To our Shareholders: Notice is hereby given that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company”), a public limited liability company organized and existing under the laws of the Netherlands, will be held on Wednesday, June 24, 2026, at 9:00 Amsterdam time at Maaspoort, Oude Markt 30, 5911 HH Venlo, the Netherlands. The Agenda of the Annual General Meeting containing proposals of the Managing Board and the Supervisory Board is as follows (undefined terms in this Agenda shall have the meaning as set out in the Explanatory Notes thereto): 1. Opening 2. Managing Board Report for the year ended December 31, 2025 (discussion item) 3. Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for 2025 (discussion item) 4. Main items of corporate governance structure and compliance with Dutch Corporate Governance Code (discussion item) 5. Adoption of the Annual Accounts for 2025 (voting item) 6. Advisory Vote on the 2025 Remuneration Report (advisory voting item) 7. Dividend policy (discussion item) 8. Adoption of the dividend for 2026 (voting item) 9. Discharge from liability of the Managing Directors for the performance of their duties during 2025 (voting item) 10. Discharge from liability of the Supervisory Directors for the performance of their duties during 2025 (voting item) 11. Appointment / Reappointment of the following Supervisory Directors of the Company for a term running up to and including the date of the Annual General Meeting in 2027 (voting items): a. Dr. Toralf Haag b. Mr. Bert van Meurs c. Mr. Robert McMahon d. Ms. Eva van Pelt e. Dr. Eva Pisa f. Mr. Stephen H. Rusckowski g. Mr. Mark P. Stevenson h. Ms. Elizabeth E. Tallett QIAGEN N.V. | 2026 AGM Proxy Statement Page 4

12. Reappointment of the following Managing Directors for a term running up to and including the date of the Annual General Meeting in 2027 (voting items): a. Mr. Thierry Bernard b. Mr. Roland Sackers 13. Adoption of an amendment of the Managing Board Remuneration Policy (voting item) 14. Reappointment of EY Accountants B.V. as auditor for the year ending December 31, 2026 (voting item) 15. Reappointment of EY Accountants B.V. as the assurance provider for the year ending December 31, 2026 (voting item) 16. Authorization of the Supervisory Board, until December 24, 2027, to (voting items): a. Issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of ten percent (10%) of the shares issued and outstanding in the capital of the Company as at December 31, 2025 as included in the Annual Accounts for 2025; and b. Restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2025. 17. Authorization of the Managing Board, until December 24, 2027, to acquire shares in the Company’s own share capital (voting item) 18. Discretionary rights for the Managing Board to implement a capital repayment by means of a synthetic share repurchase (voting item): a. Proposal to amend the Company’s Articles of Association in accordance with the draft deed of amendment of the Company’s Articles of Association (Part I) to, amongst other things, increase the par value per ordinary share by an amount to be determined by the Managing Board of the Company; b. Proposal to amend the Company’s Articles of Association in accordance with the draft deed of amendment of the Company’s Articles of Association (Part II) to, amongst other things, consolidate the ordinary shares at a consolidation ratio to be determined by the Managing Board, subject to the approval of the Supervisory Board (the reverse stock split); c. Proposal to amend the Company’s Articles of Association in accordance with the draft deed of amendment of the Company’s Articles of Association (Part III) to decrease the par value per ordinary share to an amount of €0.01 and to repay to the shareholders an amount to be determined by the Managing Board, subject to the approval of the Supervisory Board, which amount will at maximum be $200 million in the aggregate; and d. Proposal to authorize each member of the Managing Board of the Company and each lawyer, (candidate) civil law notary and paralegal working at De Brauw Blackstone Westbroek N.V. to execute the three deeds of amendment of the Company’s Articles of Association (Part I, II and III). 19. Cancellation of whole and/or fractional ordinary shares held by the Company (voting item) 20. Closing QIAGEN N.V. | 2026 AGM Proxy Statement Page 5

Meeting documentation Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for 2025, the reports of the Supervisory Board and the Managing Board, the 2025 Remuneration Report, the list and biographies of binding nominees for reappointment to the Supervisory Board and the Managing Board, the proposed amendment of the Managing Board Remuneration Policy that is tabled for adoption, a triptych containing an explanation for each of the proposed amendments to the Company’s Articles of Association (Part I, II and III) as contemplated by Item 18 as well as documents reflecting the verbatim text of the amendments proposed under Item 18, the information sent to the record holders of ordinary shares in connection with the Annual General Meeting and other documents relevant to the Annual General Meeting can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, the Netherlands, and at the offices of Equiniti Trust Company, LLC at 28 Liberty Street, Floor 53, New York, NY 10005, United States, until the close of the Annual General Meeting. Copies are also available on our website: https:// corporate.qiagen.com/agm2026. To contribute to sustainability, we encourage you to obtain your copies of the meeting documents electronically via our website. To reduce our cost of printing and mailing documents and to act in an environmentally responsible way, we are not mailing paper copies of our 2025 Annual Report to our shareholders. The 2025 Annual Report, which provides additional information regarding our 2025 financial results, and copies of the Notice of Annual General Meeting, including the Agenda and Explanatory Notes, and Annual Accounts for 2025, can be accessed on our website: https:// corporate.qiagen.com/agm2026. Free printed copies can also be obtained by visiting our website: https://corporate.qiagen.com/investor-relations/ir-contacts/information-request-form/ or by contacting QIAGEN Sciences LLC, Attention: Executive Assistant to the CFO, 19300 Germantown Rd, Germantown, MD 20874, United States, phone: +1 240 686 7774 until the close of the Annual General Meeting. Record date Close of business (5:00 p.m. New York time / 23:00 Frankfurt am Main time) on Wednesday, May 27, 2026, is the record date for the determination of the record holders of ordinary shares entitled to participate in and vote at the Annual General Meeting (in person or by proxy). Attendance All shareholders are cordially invited to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it as specified thereon. We will then add your name to the admission list and forward to you an entrance ticket for the Annual General Meeting. Voting Whether you plan to attend the Annual General Meeting or not, you are requested to complete, sign, date and return the enclosed proxy card as soon as possible in accordance with the instructions. A pre- addressed, postage return envelope is enclosed for your convenience. Completed proxy cards may also be submitted via email to admin1@equiniti.com. Other matters If you have any questions, please contact agm2026@qiagen.com. The Annual General Meeting will be streamed live via webcast on our website https://corporate.qiagen.com/agm2026. Shareholders will be able to follow the meeting in listen-only mode. It will not be possible to vote or address the meeting via the webcast. By Order of the Managing Board /s/ /s/ Thierry Bernard Roland Sackers Managing Director Managing Director Venlo, the Netherlands May 12, 2026 QIAGEN N.V. | 2026 AGM Proxy Statement Page 6

Annual General Meeting of Shareholders Explanatory notes to agenda I. General The enclosed proxy card and accompanying Notice of Annual General Meeting of Shareholders, including the Agenda and Explanatory Notes, are being mailed to shareholders of QIAGEN N.V. (the “Company” or “QIAGEN”) in connection with the solicitation by the Company of proxies for use at the Annual General Meeting of Shareholders to be held on Wednesday, June 24, 2026, at 9:00 Amsterdam time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, the Netherlands. These proxy solicitation materials will be mailed on or about Thursday, May 28, 2026, to all shareholders of record as of Wednesday, May 27, 2026, the record date for the Annual General Meeting. Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for 2025, the reports of the supervisory board (the “Supervisory Board”) and the managing board (the “Managing Board”), the 2025 Remuneration Report, the list and biographies of binding nominees for reappointment to the Supervisory Board and the Managing Board, the proposed amendment of the Managing Board Remuneration Policy that is tabled for adoption, a triptych containing an explanation for each of the proposed amendments to the Articles of Association (Part I, II and III) as contemplated by Item 18 as well as documents reflecting the verbatim text of the amendments proposed under Item 18, the information sent to the record holders of ordinary shares in connection with the Annual General Meeting and other documents relevant to the Annual General Meeting can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, the Netherlands, and at the offices of Equiniti Trust Company, LLC at 28 Liberty Street, Floor 53, New York, NY 10005, United States, until the close of the Annual General Meeting. Copies are also available on our website: https://corporate.qiagen.com/agm2026. In order to contribute to sustainability, we strongly encourage you to obtain your copies of the meeting documents electronically via our website. To contribute to sustainability, we are not mailing paper copies of the 2025 Annual Report to shareholders. The 2025 Annual Report, which provides additional information regarding our 2025 financial results, and copies of the Notice of Annual General Meeting, including the Agenda and Explanatory Notes, and Annual Accounts for 2025, can be accessed on our website: https://corporate.qiagen.com/agm2026. Printed copies can also be obtained free of charge through our website: https://corporate.qiagen.com/investor- relations/ir-contacts/information-request-form/ or by contacting QIAGEN Sciences LLC, Attention: Executive Assistant to the CFO, 19300 Germantown Rd, Germantown, MD 20874, phone: +1 240 686 7774 until the close of the Annual General Meeting. The reasonable cost of soliciting proxies, including expenses in connection with preparing and mailing the proxy solicitation materials, will be borne by QIAGEN. In addition, brokerage firms and other persons representing beneficial owners of ordinary shares will be reimbursed for their expenses for forwarding proxy materials to beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, telegram, telex, electronic mail and personal solicitation by directors, officers or employees of the Company. No additional compensation will be paid for such solicitation. The Company is not subject to the proxy solicitation rules contained in Regulation 14A promulgated under the U.S. Securities Exchange Act of 1934, as amended. II. Voting and Solicitation In order to attend, address and vote at the Annual General Meeting, or vote by proxy, the record holders of ordinary shares are requested to advise the Company in writing in accordance with the procedure set forth in the Notice of Annual General Meeting of Shareholders. Close of business (5:00 p.m. New York time / 23:00 Frankfurt am Main time) on Wednesday, May 27, 2026, is the record date for the determination of the record holders of ordinary shares entitled to participate in and vote at the Annual General Meeting or by proxy. QIAGEN N.V. | 2026 AGM Proxy Statement Page 7

As of May 5, 2026, a total of 206,800,617 whole ordinary shares were issued in the Company’s share capital. No preference shares or financing preference shares have been issued to date. The Company holds 550,606 whole ordinary shares in its own capital, which cannot be voted. Shareholders are entitled to one vote for each whole ordinary share held. Each of the proposals to appoint or reappoint members to the Supervisory Board and the Managing Board set forth under Items 11 and 12 will be adopted irrespective of the number of votes cast in favor, unless such proposal is overruled by at least two-thirds of the votes cast being votes against the proposal, provided such votes also represent more than fifty percent (50%) of the issued share capital of the Company as of the record date of the Annual General Meeting. The proposals (i) to authorize the Supervisory Board to restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights set forth under Item 16.b, (ii) to decrease the par value of the ordinary shares through an amendment of the Articles of Association in connection with the discretionary repayment of capital by means of a synthetic share repurchase set forth under Item 18.c, and (iii) to cancel fractional ordinary shares the Company holds in its own share capital set forth under Item 19 shall be validly adopted if adopted by at least two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the issued share capital is represented at the Annual General Meeting. If fifty percent (50%) or more of the issued share capital is represented at the Annual General Meeting, the proposals set forth under Items 16.b, 18 (being one combined voting item comprising Item 18.c referred to above) and 19 shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting. The proposal to adopt an amendment of the Managing Board Remuneration Policy as set forth under Item 13 shall be validly adopted if adopted by at least seventy-five percent (75%) of the votes cast at the Annual General Meeting. All other proposals presented to the shareholders at the Annual General Meeting shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting. No majority requirement applies to the non-binding advisory vote referred to under Agenda Item 6. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivery to the Company of a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the Annual General Meeting, and who wishes to vote in person, may do so by revoking their proxy as described in the preceding sentence. Mere attendance at the Annual General Meeting will not serve to revoke a proxy. Ordinary shares represented by valid proxies received in time for use at the Annual General Meeting and not revoked prior to the Annual General Meeting will be voted on at the Annual General Meeting. III. Explanatory Notes to Agenda Items Explanatory Note to Item 2: Managing Board Report for 2025 The Managing Board will give a presentation on the performance of the Company during 2025. Explanatory Note to Item 3: Supervisory Board Report on the Annual Accounts for 2025 The Supervisory Board will report on the Annual Accounts for 2025. Explanatory Note to Item 4: Main items of corporate governance structure and compliance with Dutch Corporate Governance Code A discussion will be held on the application of the revised Dutch Corporate Governance Code (2025) in accordance with the recommendations by the Monitoring Committee for the Dutch Corporate Governance Code. Further details on the Company’s compliance with the Dutch Corporate Governance Code and its best practices can be found under Corporate Governance in the 2025 Annual Report. QIAGEN N.V. | 2026 AGM Proxy Statement Page 8

Explanatory Note to Item 5: Adoption of the Annual Accounts for 2025 Shareholders are asked to adopt the Annual Accounts for 2025 based on the Annual Report and Annual Accounts prepared by the Managing Board and approved by the Supervisory Board. The Supervisory Board and the Managing Board unanimously recommend a vote FOR this item. Completed proxy cards will be voted in favor thereof unless instructions are otherwise provided. Explanatory Note to Item 6: Advisory Vote on the 2025 Remuneration Report Information on the implementation of the Remuneration Policies for the Managing Board and Supervisory Board for 2025 will be discussed with shareholders. Afterwards, shareholders will be asked to cast a favorable, non-binding, advisory vote on the 2025 Remuneration Report. The Supervisory Board and the Managing Board unanimously recommend a non-binding advisory vote FOR this item. Completed proxy cards will be voted in favor thereof unless instructions are otherwise provided. Explanatory Note to Item 7: Dividend policy The Managing Board, upon prior approval from the Supervisory Board, may in its discretion annually submit a proposal to the Annual General Meeting with respect to the dividend to be declared. The dividend proposal will take into account various factors, including the amount of capital already returned to shareholders during the relevant year, the availability of distributable profits and reserves, as well as the Company's cash position. The proposed dividend amount, if any, may also be influenced by the view of our Managing Board and Supervisory Board on factors that include future liquidity requirements, including planned investments in production capacity and R&D programs, working capital requirements and potential M&A opportunities. The Managing Board and Supervisory Board may also consider changes in the market environment, as well as applicable tax and corporate laws. Explanatory Note to Item 8: Adoption of the dividend for 2026 Subject to the adoption of the Annual Accounts for 2025, the Managing Board proposes to the Annual General Meeting to resolve that the Company makes a dividend payment on the Company's ordinary shares in the amount of $0.35 per ordinary share on a gross basis, resulting in a total dividend of approximately $72 million (of which approximately $62 million net to the shareholders and approximately $11 million for withholding taxes). The dividend will be paid fully in cash. The expected timetable for the ordinary shares listed on the Frankfurt Stock Exchange will be as follows: (i) ex-date: July 7, 2026 (ii) payment record date: July 7, 2026 (iii) payment date: July 14, 2026 The expected timetable for the ordinary shares listed on the New York Stock Exchange will be as follows: (i) ex-date: July 7, 2026 (ii) payment record date: July 7, 2026 (iii) payment date: July 14, 2026 The timetable may be amended at the discretion of the Managing Board. The Company will inform shareholders on the dividend in accordance with applicable rules and regulations. QIAGEN N.V. | 2026 AGM Proxy Statement Page 9

The Supervisory Board and the Managing Board unanimously recommend a vote FOR this item. Completed proxy cards will be voted in favor thereof unless instructions are otherwise provided. Explanatory Note to Item 9: Discharge from liability of the Managing Directors for the performance of their duties during 2025 Under Dutch law, the adoption of the Annual Accounts does not automatically discharge the members of the Managing Board and the Supervisory Board from liability for the performance of their duties during 2025. The grant of such discharge from liability is typical for Dutch companies, and its approval is commonly included on the agenda for annual general meetings. Shareholders are being asked to discharge the members of the Managing Board from liability for the performance of their duties during 2025, as described in the 2025 Annual Report and the 2025 Annual Accounts or as otherwise disclosed to the Annual General Meeting. The Supervisory Board and the Managing Board unanimously recommend a vote FOR this item. Completed proxy cards will be voted in favor thereof unless instructions are otherwise provided. Explanatory Note to Item 10: Discharge from liability of the Supervisory Directors for the performance of their duties during 2025 Shareholders are being asked to discharge the members of the Supervisory Board from liability for the performance of their duties during 2025, as described in the 2025 Annual Report and the 2025 Annual Accounts or as otherwise disclosed to the Annual General Meeting. The Supervisory Board and the Managing Board unanimously recommend a vote FOR this item. Completed proxy cards will be voted in favor thereof unless instructions are otherwise provided. Explanatory Note to Items 11: Appointment or Reappointment of the Supervisory Directors for a term running up to and including the date of the Annual General Meeting in 2027 The Supervisory Board and the Managing Board, acting together at a joint meeting (the “Joint Meeting”), resolved to make a binding nomination for the reappointment of six members of the Supervisory Board (the “Supervisory Directors”) and the appointment of two new members. The Supervisory Board consists of such number of members, with a minimum of three members, as the Joint Meeting may determine. The Joint Meeting has set the number of members of the Supervisory Board at eight as of the date of the Annual General Meeting. Supervisory Directors are appointed by a vote of the shareholders of the Company at the Annual General Meeting, subject to the authority of the Supervisory Board to appoint up to one-third of its members if vacancies occur during a calendar year. The Supervisory Board has made use of this authority in January 2026 by appointing Mr. Mark P. Stevenson as a Supervisory Board member following the decision of Prof. Dr. Ross L. Levine to step down in January 2026 after accepting a new leadership role at Memorial Sloan Kettering Cancer Center in the U.S. Mr. Stevenson is therefore included in the slate of nominees standing for appointment at this Annual General Meeting. QIAGEN N.V. | 2026 AGM Proxy Statement Page 10

The Joint Meeting may make a binding nomination to fill each vacancy on the Supervisory Board. At the Annual General Meeting, the shareholders may overrule the binding nature of a nomination by a resolution adopted with a majority of at least two-thirds of the votes cast, provided such majority also represents more than half of the issued share capital of the Company as of the date of the Annual General Meeting. Shareholders vote for each nominee for appointment or reappointment to the Supervisory Board as a separate voting item. It is proposed to appoint or reappoint each of the nominees listed below for a one-year term beginning on the day following the date of the Annual General Meeting until and including the date of the Annual General Meeting to be held in 2027. By unanimous written consent, and taking into consideration each nominee’s qualifications and, where applicable, performance during prior term(s) of appointment, the Joint Meeting resolved to make a binding nomination for the following eight persons: • Nomination for position 1: Dr. Toralf Haag • Nomination for position 2: Mr. Bert van Meurs • Nomination for position 3: Mr. Robert McMahon • Nomination for position 4: Ms. Eva van Pelt • Nomination for position 5: Dr. Eva Pisa • Nomination for position 6: Mr. Stephen H. Rusckowski • Nomination for position 7: Mr. Mark P. Stevenson • Nomination for position 8: Ms. Elizabeth E. Tallett The Supervisory Board believes these nominees fully meet the criteria for membership on the Supervisory Board, as approved by the Supervisory Board and set forth on the Company’s website, and that they will continue to make valuable contributions in view of their broad international, financial and management experience, integrity and ethical standards. These nominations are made in the context of significant renewal of the Supervisory Board over the past five years. Following the Annual General Meeting in June 2026, seven of the eight Supervisory Board members proposed for appointment will have joined since 2021. This level of renewal reflects a deliberate effort to refresh and strengthen the Supervisory Board to complement its already strong profile. The proposed slate combines fresh perspectives, deep expertise and proven relevant leadership among recently appointed Supervisory Board members with the continuity and institutional knowledge of longer- tenured members to support QIAGEN’s future development. As part of this transition, Mr. Robert McMahon has been nominated for election as a new Supervisory Board member for a one-year term until the next Annual General Meeting. Mr. McMahon has served as Senior Vice President and Chief Financial Officer of West Pharmaceutical Services, Inc. since August 2025. Prior to this role, he served as Chief Financial Officer of Agilent Technologies Inc. from 2018 to 2025, and as Chief Financial Officer of Hologic, Inc. from 2014 to 2018. Earlier in his career, Mr. McMahon spent 20 years with Johnson & Johnson in executive finance roles of increasing responsibility. He also serves on the Board of Directors of OraSure Technologies, Inc. Mr. McMahon earned a Master of Business Administration from the University of Central Florida and a bachelor’s degree in Finance from the University of Florida. To maintain appropriate continuity and institutional knowledge, QIAGEN strongly endorses the re- appointment of Ms. Elizabeth E. Tallett, who has served on the Supervisory Board for more than eight years. In line with the Dutch Corporate Governance Code, the Supervisory Board considers her reappointment justified in light of her extensive healthcare industry leadership experience, deep governance expertise and in-depth knowledge of the Company and its industry. QIAGEN N.V. | 2026 AGM Proxy Statement Page 11

QIAGEN N.V. | 2026 AGM Proxy Statement Page 12

Lastly, QIAGEN wishes to acknowledge the tremendous impact of Dr. Metin Colpan, who will conclude his formal service on the Supervisory Board at the Annual General Meeting and not stand for re-election. As a co-founder and QIAGEN's first Chief Executive Officer, Dr. Colpan was instrumental in building QIAGEN from the ground up and defining its scientific foundation while bringing the entrepreneurial drive and leadership that shaped its early development and long-term direction. Naming him Honorary Chairman is a fitting recognition of that extraordinary contribution.

The following is a brief summary of the backgrounds of each of the Supervisory Board nominees.

	Year of birth	Nationality	Gender	Date of initial appointment	Independent per Dutch rules
Dr. Toralf Haag	1966	German	Male	2021	Yes
Mr. Bert van Meurs	1961	Dutch	Male	2024	Yes
Mr. Robert McMahon	1968	U.S.	Male	2026	Yes
Ms. Eva van Pelt	1965	German	Female	2024	Yes
Dr. Eva Pisa	1954	Swedish/Swiss	Female	2022	Yes
Mr. Stephen H. Rusckowski	1957	U.S.	Male	2023	Yes
Mr. Mark P. Stevenson	1962	U.S./British	Male	2026	Yes
Ms. Elizabeth Tallett	1949	U.S./British	Female	2011	Yes

Toralf Haag, Ph.D., joined the Supervisory Board and Audit Committee in 2021 and is Chair of the Audit Committee. Since September 2024, Dr. Haag is Chief Executive Officer and Chairman of the Executive Board of Aurubis AG, a publicly listed German company. In May 2025, Dr. Haag joined the Board of Directors of NV Bekaert SA, a publicly listed Belgian company. Previously, Dr. Haag was Chief Executive Officer and Chairman of the Corporate Board of Management of Voith GmbH & Co. KGaA, a privately held German technology company. Before joining Voith as Chief Financial Officer in 2016, Dr. Haag served for more than 11 years as Chief Financial Officer and member of the Executive Committee of Lonza Group AG. Dr. Haag earned a degree in business administration from the University of Augsburg and a Ph.D. from the University of Kiel. Dr. Haag’s Supervisory Board mandate at Bekaert is linked to his role at Aurubis. This mandate is with a closely held, family-influenced company and involves a limited and well-defined time commitment of about five days per year. As such, it represents a focused engagement and allows ample time for his duties at QIAGEN. Dr. Toralf Haag Committees: Audit (Chair and Financial Expert) (1966, German) Skills and qualifications • CEO of a global industrial company with international leadership experience • Former CFO of Lonza with a strong record in transformation and operational performance • Contributes deep capital markets and financial expertise Bert van Meurs joined the Supervisory Board and the Nomination & Governance Committee in April 2024. He is a member of the Executive Committee at Royal Philips N.V. of the Netherlands, where he serves as Executive Vice President and Chief Business Leader of Image Guided Therapy, and also as Chief Business Leader of Precision Diagnosis (ad interim) responsible for Diagnosis and Treatment. He has more than 40 years of experience since joining Philips in 1985 in various global business leadership positions. He has a master’s degree in physics from the University of Utrecht and a degree in business marketing from the Technical University of Eindhoven, both in the Netherlands. Bert van Meurs Skills and qualifications • Global healthcare executive with over 40 years of leadership at Philips • Deep expertise in medical technology, imaging and digital health • Contributes insights into global healthcare markets and innovation trends Committees: Nomination & Governance (1961, Dutch) Robert McMahon is proposed for appointment to the Supervisory Board at the Annual General Meeting in June 2026. He has served as Senior Vice President and Chief Financial Officer of West Pharmaceutical Services, Inc. since August 2025. Prior to this role, he served as Chief Financial Officer of Agilent Technologies Inc. from 2018 to 2025, and as Chief Financial Officer of Hologic, Inc. from 2014 to 2018. Earlier in his career, Mr. McMahon spent 20 years with Johnson & Johnson in executive finance roles of increasing responsibility. He also serves on the Board of Directors of OraSure Technologies, Inc. Mr. McMahon earned a Master of Business Administration from the University of Central Florida and a bachelor’s degree in Finance from the University of Florida. Robert McMahon Skills and qualifications • Senior financial executive with deep leadership experience in Life Sciences and healthcare • Current CFO of West Pharmaceuticals, former CFO of Agilent and Hologic with track record across diagnostics, tools and medical technology companies • Contributes extensive capital markets, investor relations and public-company governance experience Committees: (1968, U.S.) QIAGEN N.V. | 2026 AGM Proxy Statement Page 13

Eva van Pelt joined the Supervisory Board and the Audit Committee in March 2024. She most recently served as Co-CEO and member of the Management Board of Eppendorf Group, a privately held German Life Sciences company. Prior to her time at Eppendorf, she held various international management positions of increasing responsibility with Siemens, Accenture, Hitachi Data Systems and Leica Microsystems. She also serves as a member of the Supervisory Board of Paul Hartmann AG, a publicly listed German healthcare company, and as a non- executive director on the Management Board of privately-held Ottobock Management SE. She earned a Diplom-Kauffrau degree from the Ludwig- Maximilians-Universität in Munich. Eva van Pelt Skills and qualifications • Former Co-CEO of Eppendorf with deep leadership experience in Life Sciences • International executive with track record across healthcare and technology companies • Contributes cross-border business and governance experience Committees: Audit (1965, German) Eva Pisa, Ph.D., joined the Supervisory Board and the Compensation & Human Resources Committee in 2022. She is an adviser to several Life Sciences and diagnostic companies through her company piMed Consulting, and she previously held senior leadership positions at Roche Diagnostics International from 2007 to 2020, most recently as Senior Vice President at Roche Centralized and POC Solutions. Prior to joining Roche, she was Chief Executive Officer of Sangtec Molecular Diagnostics AB, a Swedish start-up, from 2001 to 2007. Dr. Pisa holds a Ph.D. from the Karolinska Institutet and an MBA from Heriot-Watt University. Dr. Eva Pisa Skills and qualifications • Diagnostics and Life Sciences executive with senior leadership experience at Roche • Deep expertise in innovation, product market development and commercialization • Contributes operational experience across international diagnostics and healthcare companies Committees: Compensation & Human Resources (Chair) (1954, Swedish/Swiss) Stephen H. Rusckowski joined the Supervisory Board in April 2023 and has served as Chair of the Supervisory Board since the Annual General Meeting in June 2025. He is a member of the Compensation & Human Resources Committee and since March 2024, he has been Chair of the Nomination & Governance Committee. He most recently served as Chairman, President and Chief Executive Officer of Quest Diagnostics. He joined Quest Diagnostics as President and Chief Executive Officer in May 2012 and was named Chairman in 2016. He stepped down from his role as President and CEO in 2022, and as Chairman in early 2023. Prior to joining Quest Diagnostics, Mr. Rusckowski was CEO of Philips Healthcare, which he joined in 2001 when Philips acquired the Healthcare Solutions Group that he was leading at Hewlett-Packard/Agilent Technologies. Mr. Rusckowski also serves on the Board of Directors of Oracle Corporation, and previously served as a member of the Board of Directors of Tenet Healthcare Corporation, Xerox Holdings Corporation, Covidien plc and Baxter International Inc. He earned a bachelor’s degree in mechanical engineering from Worcester Polytechnic Institute and a master’s in management from the Massachusetts Institute of Technology’s Sloan School of Management. Stephen H. Rusckowski Committees: Compensation & Human Resources; Nomination & Governance (Chair) (1957, U.S.) Skills and qualifications • Former CEO of Quest Diagnostics, one of the world's largest clinical laboratory companies • Global leader with a strong record of growth and operational execution • Contributes insights from public company boards and governance experience QIAGEN N.V. | 2026 AGM Proxy Statement Page 14

Mr. Mark P. Stevenson joined the Supervisory Board in January 2026. He is currently an Operating Partner at Fivespan Partners and has more than 30 years of experience in life science technology companies, most recently serving as Executive Vice President and Chief Operating Officer at Thermo Fisher Scientific. Earlier in his career, he held senior leadership roles as President and Chief Operating Officer at Life Technologies and President and Chief Operating Officer at Applied Biosystems. He also serves on the board of directors of Ingersoll Rand, a publicly held company in the United States. Mark P. Stevenson Skills and qualifications • Former COO of Thermo Fisher Scientific with over 30 years of leadership in Life Science technologies • Seasoned executive with a strong track record across global operations, growth and business integration • Contributes deep industry knowledge combined with international experience, cross-border M&A and capital markets insights Committees: Compensation & Human Resources, Nomination & Governance (1962, U.S./British) Elizabeth E. Tallett joined the Supervisory Board and its Audit Committee and Compensation & Human Resources Committee in 2011. In 2016, she joined the Nomination & Governance Committee. From 2002 to 2015, she was a Principal of Hunter Partners, LLC, a management company for pharmaceutical, biotechnology and medical device companies, and continues to consult with early- stage healthcare companies. She previously served as President and Chief Executive Officer of Transcell Technologies Inc.; President of Centocor Pharmaceuticals; Executive Committee member of the Parke-Davis; and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett is a member of the Board of Directors of Moderna, Inc., and previously served as Chair of the Board of Directors of Elevance Health. She was a founding board member of the Biotechnology Council of New Jersey. She earned bachelor’s degrees in mathematics and economics from the University of Nottingham. Elizabeth E. Tallett Committees: Audit, Compensation & Human Resources, Nomination & Governance (1949, U.S./British) Skills and qualifications • Accomplished healthcare and biotech executive with deep industry experience • Strong background in strategy, business development and growth initiatives • Contributes extensive public company board experience and strategic insight QIAGEN N.V. | 2026 AGM Proxy Statement Page 15

Share Ownership The following table outlines certain information as of January 31, 2026 regarding the ownership of ordinary shares by the Supervisory Board members proposed for appointment or reappointment. In preparing the following table, the Company has relied on information furnished by these persons. Name and country of residence Number of shares beneficially owned (1)(2) Dr. Toralf Haag, Germany 4,147 Mr. Bert van Meurs, The Netherlands — Mr. Robert McMahon, United States of America — Ms. Eva van Pelt, Germany — Dr. Eva Pisa, Switzerland — Mr. Stephen H. Rusckowski, United States of America 22 Mr. Mark P. Stevenson, United Kingdom — Ms. Elizabeth Tallett, United States of America 49,124 (1)The number of Common Shares outstanding as of January 31, 2026, was 206,074,753. The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares (2)Does not include ordinary shares subject to stock awards held by such persons as of January 31, 2026. The Dutch Authority for the Financial Markets (“AFM”) maintains a public database of notifications regarding shareholdings and voting rights of directors on its website. This database includes all notifications made by Supervisory Board members regarding their holdings and related voting rights. The database can be accessed through an Internet link on our website: www.qiagen.com. The Supervisory Board and the Managing Board unanimously recommend a vote FOR these items. Completed proxy cards will be voted in favor thereof unless instructions are otherwise provided. Explanatory Note to Item 12: Reappointment of the Managing Directors for a term running up to and including the date of the Annual General Meeting in 2027 The Supervisory Board and the Managing Board, acting together at a joint meeting (the “Joint Meeting”), resolved to make a binding nomination for the reappointment of the two current members of the Managing Board (the “Managing Directors”). The Managing Board has one or more members, as determined by the Supervisory Board. The Managing Board presently consists of two members. Managing Directors are appointed by a vote of the shareholders of the Company at the Annual General Meeting. The Supervisory Board and the Managing Board at the Joint Meeting may make a binding nomination to fill each vacancy on the Managing Board. At the Annual General Meeting, the shareholders may overrule the binding nature of a nomination by resolution adopted with a majority of at least two-thirds of the votes cast, provided such majority also represents more than half of the issued share capital of the Company as of the date of the Annual General Meeting. Shareholders vote for each nominee for reappointment to the Managing Board as a separate voting item. It is proposed to reappoint the persons nominated for reappointment to the Managing Board, as per the below, for a period beginning on the date following the date of the Annual General Meeting until and including the date of the Annual General Meeting held in the following year. By unanimous written consent, the Joint Meeting resolved to make a binding nomination for the following Managing Directors: • Nomination for position 1: Mr. Thierry Bernard • Nomination for position 2: Mr. Roland Sackers QIAGEN N.V. | 2026 AGM Proxy Statement Page 16

The following is a brief summary of the backgrounds of each of the Managing Director nominees. Thierry Bernard joined QIAGEN in February 2015 to lead our growing presence in molecular diagnostics, which involves the application of Sample to Insight solutions for molecular testing in human healthcare. He was named Chief Executive Officer in March 2020 after serving in this role on an interim basis and became a member of the Managing Board in 2021. Before joining QIAGEN, Mr. Bernard spent 15 years at bioMérieux SA in roles of increasing responsibility, most recently serving as Corporate Vice President for Global Commercial Operations, Investor Relations and the Greater China Region. Earlier in his career, he held senior management positions at several other leading international companies. He is also a member of the Board of Directors of Neogen Corporation and Bruker Corporation, and previously served as Chair of the AdvaMedDx Board of Directors, a U.S. industry trade association. Mr. Bernard has earned degrees and certifications from Sciences Po, LSE, the College of Europe, Harvard Business School, Centro de Comercio Exterior de Barcelona and has been appointed Conseiller du Commerce Extérieur by the French government. As previously announced, Mr. Bernard will step down as CEO after the appointment of a successor in 2026. Thierry Bernard Chief Executive Officer (1964, U.S./French) Roland Sackers joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. From 1995 to 1999, he was an auditor at Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Since 2019, Mr. Sackers has served on the Supervisory Board of Evotec SE, a publicly listed company based in Germany, becoming Chair of the Audit Committee in 2019 and Vice Chair of the Supervisory Board in 2021. He is also Chair of the Board of the German industry association BIO Deutschland. Mr. Sackers earned his Diplom-Kaufmann from the University of Münster. Roland Sackers Chief Financial Officer (1968, German) The Supervisory Board and the Managing Board unanimously recommend a vote FOR these items. Completed proxy cards will be voted in favor thereof unless instructions are otherwise provided. Explanatory Note to Item 13: Adoption of an amendment to the Managing Board Remuneration Policy Shareholders are being asked to adopt an amendment of the Managing Board Remuneration Policy. The proposed update to this Remuneration Policy is included below. According to Dutch law, this proposal requires the affirmative vote of at least 75% of the votes cast at the Annual General Meeting. QIAGEN’s approach is grounded in a simple principle: variable, at-risk pay should be the primary driver of remuneration and linked to outcomes that matter for shareholders and other stakeholders, and for the long- term success of QIAGEN. QIAGEN N.V. | 2026 AGM Proxy Statement Page 17

This Policy complies with Dutch law, including the provisions implementing the EU Shareholders Rights Directive II. It further complies with the best practices in Corporate Governance in the U.S. and Germany, where QIAGEN shares are listed on the New York Stock Exchange (NYSE) and the Frankfurt Stock Exchange, respectively. Explanation is provided when, by exception, proven remuneration practices of QIAGEN are given precedence. Incorporating perspectives from the U.S. is key, as this market represents our largest customer base, accounting for more than 40% of our total sales. Additionally, numerous competitors, as well as several members of our leadership and senior executive team, are based in the U.S. In preparing this update to the Policy, QIAGEN has considered feedback expressed by shareholders in regular engagements. The current Policy received 84% shareholder approval at the Annual General Meeting in June 2025. As QIAGEN looks toward new leadership in 2026, and also based on shareholder feedback, the following targeted refinements are proposed to the Managing Board Remuneration Policy: • Relative Total Shareholder Return (TSR): We intend to include relative TSR as a modifier for LTI grants to better link outcomes directly to our performance against industry peers. • Higher “at-risk remuneration” weighting: We are proposing higher maximum payout opportunities for both STI and LTI elements of Managing Board remuneration. By shifting a larger proportion of pay into performance-linked categories, this further reinforces a framework in which significant rewards depend on significant results. The proposed increase in the variable at-risk STI maximum opportunity from 125% to 135% of fixed pay, and in the LTI target opportunity from 300% to 400% of fixed pay, is designed to keep QIAGEN’s executive remuneration competitive in the global market for senior leadership talent. QIAGEN competes for executives with specialized life sciences, diagnostics, technology and global operating experience, including against U.S.-based companies where long-term equity incentives are structurally higher. Following a review of market practice and QIAGEN’s competitive positioning, the Compensation & Human Resources Committee concluded that the current framework could limit the Company’s ability to attract and retain the leadership required to deliver on its strategic objectives. This is particularly relevant in the context of the leadership transition planned for 2026. The proposed increase addresses this risk through variable, performance-based compensation that remains aligned with QIAGEN’s pay-for-performance culture and shareholder interests. Proposed CEO remuneration remains below the median of the 2025 benchmarking group, which includes both European and U.S.-based companies. The full list of peer companies is provided in the Managing Board Remuneration Policy. A full version of the proposed updated Managing Board Remuneration Policy is available on the Company’s website: https://corporate.qiagen.com/agm2026. QIAGEN N.V. | 2026 AGM Proxy Statement Page 18

The Supervisory Board and the Managing Board unanimously recommend a vote FOR this item. Completed proxy cards will be voted in favor thereof unless instructions are otherwise provided. Explanatory Note to Item 14: Reappointment of Auditor The Supervisory Board proposes the reappointment of EY Accountants B.V. as auditor of the financial statements of the Company for the year ending December 31, 2026. EY Accountants B.V. audited the Company’s financial statements for 2025. The Supervisory Board and the Managing Board unanimously recommend a vote FOR this item. Completed proxy cards will be voted in favor thereof unless instructions are otherwise provided. Explanatory Note to Item 15: Reappointment of Assurance Provider The European Corporate Sustainability Reporting Directive ("CSRD") requires companies to appoint an external auditor (the "Assurance Provider") to carry out the limited assurance review of their sustainability reporting. The CSRD is not yet transposed into Dutch law. Article 2:393a of the Dutch Civil Code, as currently provided for by the proposed implementing bill, gives the Annual General Meeting the authority to appoint the assurance provider. Therefore, to the extent required by the implementation of the CSRD into Dutch law, it is proposed based on the Audit Committee's recommendation to the Annual General Meeting to appoint EY Accountants B.V. as the Company’s Assurance Provider for the year ending December 31, 2026. The Supervisory Board and the Managing Board unanimously recommend a vote FOR this item. Completed proxy cards will be voted in favor thereof unless instructions are otherwise provided. Explanatory Note to Item 16: Extension of Certain Powers to the Supervisory Board At the Annual General Meeting, the Supervisory Board will seek authorization for a period of eighteen (18) months (until December 24, 2027) to: a. Issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of ten (10%) of shares issued and outstanding in the capital of the Company as of December 31, 2025, as included in the 2025 Annual Accounts; and b. Restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights for such shares, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as of December 31, 2025. The proposed 10% authorization reflects the Company’s decision to reduce the requested level in line with current Dutch corporate governance. This represents a change from previous Annual General Meetings, where shareholders approved authorizations for up to 50% of the Company’s issued and outstanding share capital. The Company is also proposing to maintain the Supervisory Board’s authority to restrict or exclude pre- emptive rights in connection with such issuances, subject to a 10% limit. This approach is also in line with current Dutch corporate governance practices. The designation granted by the Annual General Meeting on June 26, 2025, will expire on adoption of this proposed resolution. QIAGEN N.V. | 2026 AGM Proxy Statement Page 19

The Managing Board and the Supervisory Board consider it in the best interest of the Company and its shareholders for the Supervisory Board to be able to react in a timely manner when certain opportunities arise that require the issuance of the Company’s shares. For example, in the past, this designation has been used in relation to the issuance of convertible bonds due to the time demands to complete these types of transactions to maximize shareholder value. As a result, the Managing Board and the Supervisory Board believe it would be in the best interest of the Company and its shareholders to grant to the Supervisory Board the authority to issue ordinary shares or financing preference shares, or to grant rights to subscribe for such shares, when such occasions occur, and to restrict or exclude the pre-emptive rights in situations where it is imperative to be able to act quickly without having to obtain shareholder approval at an extraordinary general meeting of shareholders, which could require extensive time, create disruptions or hinder value-creating opportunities. In addition, the authority to issue ordinary shares may also be applied to meet the Company’s obligations under options, Performance Share Units (PSUs) and Restricted Share Units (RSUs) awarded in accordance with applicable employee participation plans or the Company’s remuneration policies. Notwithstanding the authorization of the Supervisory Board to issue shares as described herein, as a matter of Dutch law (Section 2:107a of the Dutch Civil Code), the Company must seek the approval of a general meeting of shareholders for resolutions of the Managing Board in respect of any transaction concerning a material change to the identity or the character of the Company or its business. Designation of the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting, as the body authorized to issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, up to a maximum of ten percent (10%) of the Company’s issued and outstanding share capital as at December 31, 2025. (Item 16.a) It is proposed to designate the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting (until December 24, 2027) as the body authorized to issue a number of ordinary shares and financing preference shares in the capital of the Company and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of ten percent (10%) of shares issued and outstanding in the capital of the Company as of December 31, 2025, as included in the Annual Accounts for 2025. The designation granted by the Annual General Meeting on June 26, 2025, will expire on adoption of this proposed resolution. Designation of the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting, as the body authorized to restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights for such shares, up to a maximum of ten percent (10%) of the Company’s issued and outstanding share capital as at December 31, 2025. (Item 16.b) In connection with the authorization of the Supervisory Board to issue shares and grant rights to subscribe for shares, it is proposed to also designate the Supervisory Board for a period of 18 months from the date of the Annual General Meeting (until December 24, 2027) as the body authorized to restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights for such shares, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as of December 31, 2025, as included in the Annual Accounts for 2025. The designation granted by the Annual General Meeting on June 26, 2025, will expire on adoption of this proposed resolution. According to Dutch law and the Company’s Articles of Association, the proposal set forth under Item 16.a may be adopted by an affirmative vote of a simple majority of the votes cast at the Annual General Meeting. The proposal set forth under Item 16.b requires the affirmative vote of two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the Company’s issued share capital is represented at the Annual General Meeting. If fifty percent (50%) or more of the Company’s issued share capital is represented at the Annual General Meeting, the proposal under Item 16.b shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting. QIAGEN N.V. | 2026 AGM Proxy Statement Page 20

The Supervisory Board and the Managing Board unanimously recommend a vote FOR each of these items. Completed proxy cards will be voted in favor thereof unless instructions are otherwise provided. Explanatory Note to Item 17: Extension of Certain Powers to the Managing Board Pursuant to Article 6 of the Company’s Articles of Association, the Managing Board shall have the power to cause the Company to acquire for consideration shares in the Company’s own share capital, if and in so far as the Managing Board has been authorized by the Annual General Meeting for this purpose. The grant of such power to the Managing Board is typical for Dutch companies, and its approval is commonly included by such companies on the agenda for annual general meetings. At the Annual General Meeting on June 26, 2025, the Managing Board was authorized, for a period of eighteen (18) months (until December 26, 2026), subject to the approval of the Supervisory Board and to the provisions of the Company’s Articles of Association and Section 2:98 of the Dutch Civil Code, to cause the Company to acquire for consideration shares in the Company’s own share capital, up to a maximum of ten percent (10%) of the Company’s issued share capital on the date of acquisition and provided that the Company or any subsidiary of the Company shall not hold more than ten percent (10%) of the Company’s issued share capital at any time. Such acquisition may occur (i) with respect to ordinary shares, at a price between €0.01 and one hundred ten percent (110%) of the higher of the average closing price of the ordinary shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase or (ii) with respect to preference and financing preference shares, at a price between €0.01 and three times the issuance price. The power to repurchase shares provides the Managing Board, subject to the approval of the Supervisory Board, with flexibility to repurchase shares for general corporate purposes and allows the Managing Board to return capital to the Company’s shareholders by repurchasing shares. In addition to being a means to return value to shareholders, repurchases of shares in the Company’s own share capital could be used by the Managing Board to streamline the Company’s investor base, demonstrate a commitment to the Company’s business and confidence in the long-term growth of the Company, provide increased liquidity for investors and cover obligations under the Company’s share-based compensation plans. It is therefore proposed to renew this authorization and authorize the Managing Board, for a period of 18 months from the date of the Annual General Meeting (i.e., until December 24, 2027) and subject to the approval of the Supervisory Board and to the provisions of the Company’s Articles of Association and Section 2:98 of the Dutch Civil Code, to cause the Company to acquire, on a stock exchange or otherwise, for consideration shares in the Company’s own share capital, up to a maximum of ten percent (10%) of the Company’s issued share capital on the date of acquisition and provided that the Company or any subsidiary of the Company shall not hold more than ten percent (10%) of the Company’s issued share capital at any time. Such acquisition may occur (i) with respect to ordinary shares, between EUR 0.01 and one hundred ten percent (110%) of the higher of the Market Price (as defined below) of the ordinary shares or, (ii) with respect to preference and financing preference shares, at a price between €0.01 and three times the issuance price. For open market repurchases, the Market Price shall be the higher of the price of the last independent trade and the highest current independent purchase bid on the trading venue where the purchase is carried out. For privately negotiated repurchases, the Market Price shall be the higher of the price of the last independent trade and the highest current independent purchase bid on any trading venue where the ordinary shares are traded. For self-tender offers, accelerated repurchase arrangements and similar repurchase programs, the Supervisory Board may decide that the Market Price is defined as the arithmetic average of the daily VWAP (volume-weighted average price) of the ordinary shares on any trading venue where the ordinary shares are traded over a period of at least one (1) trading day as published by a source to be selected by the Supervisory Board. Transaction-related expenses and grossed-up dividend withholding taxes, if any, shall not be considered part of the acquisition price. QIAGEN N.V. | 2026 AGM Proxy Statement Page 21

The authorization granted by the Annual General Meeting on June 26, 2025, will expire on adoption of this proposed resolution. The Supervisory Board and the Managing Board unanimously recommend a vote FOR this item. Completed proxy cards will be voted in favor thereof unless instructions are otherwise provided. Explanatory Note to Item 18: Discretionary rights for the Managing Board to implement a Capital Repayment by means of a Synthetic Share Repurchase General introduction and key principles Synthetic Share Repurchase It is proposed to, for a period of 18 months from the date of the Annual General Meeting, grant discretionary powers to the Managing Board to, within certain boundaries and subject to the approval of the Supervisory Board, adjust the Company’s capital structure and to repay capital to the Company’s shareholders via a synthetic share repurchase. The key consequences of this synthetic share repurchase are as follows: (i) An amount to be determined by the Managing Board, subject to the approval of the Supervisory Board, which amount will at maximum be $200 million, will be paid to the holders of ordinary shares as a capital repayment; and (ii) The number of outstanding ordinary shares will at least be decreased by a number of ordinary shares approximately equal to the number of ordinary shares that could theoretically have been repurchased by the Company for the aggregate amount repaid to the holders of ordinary shares (the amount repaid on each outstanding ordinary share, in the currency as determined by the Managing Board with the approval of the Supervisory Board, the “Repayment Amount”, the aggregate amount to be repaid to a certain shareholder, the “Shareholder Repayment Amount”, and the aggregate of all Shareholder Repayment Amounts, the “Aggregate Repayment Amount”). The adoption by shareholders of the resolutions proposed under Item 18 would, if implemented, reduce the implementation time for a synthetic share repurchase from at least five (5) months to approximately three (3) months (including a mandatory two-month creditor opposition period), and in particular eliminate the need for an Extraordinary General Meeting (EGM). Implementation Steps If implemented, the synthetic share repurchase will take place in three steps that involve three subsequent amendments to the Company’s Articles of Association, which are all proposed by the Supervisory Board in accordance with article 43.2 of the Company’s Articles of Association: (i) Step I: The par value of each ordinary share will be increased by an amount to be determined by the Managing Board, subject to the approval of the Supervisory Board in accordance with the procedure described below (amendment Part I); (ii) Step II: Ordinary shares will be consolidated on the basis of a ratio to be determined by the Managing Board, subject to the approval of the Supervisory Board, which share consolidation will decrease the number of issued and outstanding ordinary shares, such that the number of outstanding ordinary shares will be reduced by a number approximately equal to the number of ordinary shares that could, theoretically, have been repurchased by the Aggregate Repayment Amount (amendment Part II); and (iii) Step III: The par value of ordinary shares will be decreased to €0.01 (the current par value of the ordinary shares) (amendment Part III) and on each outstanding ordinary share the Repayment Amount will be paid, which Repayment Amount will not exceed the amount by which the par value of the ordinary shares will be reduced pursuant to this Step III. Further explanation to these proposed subsequent amendments to the Company’s Articles of Association (Part I, II and III) and the overall mechanics of the proposed synthetic share repurchase are outlined below. QIAGEN N.V. | 2026 AGM Proxy Statement Page 22

The proposed steps including the related amendments to the Company’s Articles of Association under Item 18 are put to a vote as one combined voting item. Discretionary Powers After a favorable vote by the Annual General Meeting for Item 18, the Managing Board shall have the full discretionary power not to, or, subject to the approval of the Supervisory Board, to implement the synthetic share repurchase. Furthermore, if the synthetic share repurchase were to be implemented, the Managing Board, with the approval of the Supervisory Board, will have the full discretionary power to determine when the synthetic share repurchase will be implemented and the effective date(s), the ex-dividend date(s), the record date(s), the payment date(s) of the Shareholder Repayment Amount to shareholders and any other relevant dates, provided that the proposed amendments to the Company’s Articles of Association cannot be effected after 18 months from the date of the Annual General Meeting (until December 24, 2027). Furthermore, the Managing Board shall have full discretionary power, subject to the approval of the Supervisory Board, to only implement Step I and III, but not Step II. For example, if the Repayment Amount will be relatively limited and the reduction of the number of ordinary shares pursuant to the consolidation will accordingly be limited. Where the context so requires, references to the synthetic share repurchase should be read to include a reference to the implementation of only Step I and Step III. The powers of the Managing Board set out in the two preceding paragraphs are jointly referred to as the “Discretionary Powers.” As a result of these Discretionary Powers, a favorable vote by the Annual General Meeting for Item 18 will not by any means guarantee the actual implementation of a synthetic share repurchase, and therefore, a favorable outcome should expressly not be understood by shareholders as a final and unconditional decision to execute the program. A favorable vote only enables the Managing Board to implement the synthetic share repurchase in a more efficient and economical manner, if and when the Managing Board, using the Discretionary Powers, and with the approval of the Supervisory Board, decides to execute the program. It is emphasized that the Discretionary Powers also leave room to the Managing Board to decide not to implement the synthetic share repurchase at all, for reasons that the Managing Board deems in the best interests of the Company and its affiliated enterprise, taking into account the interests of the Company’s stakeholders, including its shareholders. Synthetic Share Repurchase Procedure First amendment of the Company’s Articles of Association (Part I) - increase of par value To make it possible to pay the Aggregate Repayment Amount to the holders of ordinary shares as a repayment of share capital, the par value of the ordinary shares must be increased. The increase of the par value will take place prior to the share consolidation, if Step II is implemented, and will be such that prior to the decrease of the par value and repayment of share capital as provided for in Step III, the nominal value of the ordinary shares at least equals the Repayment Amount plus €0.01. This increase of the par value of the ordinary shares will be achieved through an amendment of the Company’s Articles of Association (Part I), as referred to under Item 18.a. The increase in par value will be charged to the Company’s share premium reserve. Second amendment of the Company’s Articles of Association (Part II) - share consolidation (reverse stock split) it is proposed to consolidate the ordinary shares (including all fractional ordinary shares in issue, if any) in accordance with a consolidation ratio, which will be determined on the basis of the formula below. This consolidation, or reverse stock split, will be implemented through a second amendment of the Company’s Articles of Association (Part II), with this amendment proposed in Item 18.b. Under Dutch law the par value per ordinary share must be a multiple of €0.01. As a result, if the par value of ordinary shares after implementation of amendment Part I, divided by the consolidation ratio, would not result in a euro (€) amount that is a multiple of €0.01, the par value of the consolidated ordinary shares will be rounded upwards. This potential subsequent increase of the par value of the ordinary shares will again be charged to the Company’s share premium reserve. QIAGEN N.V. | 2026 AGM Proxy Statement Page 23

Third amendment of the Company’s Articles of Association (Part III) - decrease par value and repayment of share capital It is proposed to decrease the par value of each (consolidated) ordinary share back to €0.01. This requires a third amendment of the Company’s Articles of Association (Part III), which is proposed under Item 18.c. In connection with this step, the Shareholder Repayment Amount will be paid to the holders of ordinary shares and fractional ordinary shares, whereby (i) the Repayment Amount will always be an amount having no more than two (2) decimal places and will be determined by the Managing Board, subject to the approval of the Supervisory Board, and (ii) to the extent that a Shareholder Repayment Amount would, as a result of entitlement to payment on fractional ordinary shares, have more than two decimal places, the relevant Shareholder Repayment Amount will be rounded upwards to the nearest amount with two decimal places. Calculation of the consolidation ratio The consolidation ratio (“Y”) will be determined by the Managing Board as follows: A = the total market value of the outstanding ordinary shares in euros (€) calculated on the basis of a market price per ordinary share on a date to be determined by the Managing Board and based on the market price of an ordinary share, which can be a volume weighted average market price on a stock- exchange as determined by the Managing Board and converted into euros (€) if applicable in accordance with an exchange ratio determined by the Managing Board. B = the intended Aggregate Repayment Amount (subject to rounding), as determined by the Managing Board. Y = a fraction equal to or as close as possible to Q, as determined by the Managing Board. The consolidation ratio will in any event not result in a registered shareholder holding at least two ordinary shares prior to the implementation of Step II, holding less than one ordinary share (i.e. only fractional shares) following the implementation of Step II. Calculation Example1 The calculations below provide an example of the procedure. No rights can be derived from this example. The actual values, if and when the synthetic share repurchase would be implemented, will be determined by the Managing Board in accordance with the formulas reflected above. Total number of outstanding ordinary shares: 200 million Market price per ordinary share: €40.00 Total market value of ordinary shares: €8 billion Par value per ordinary share €0.01 Intended Aggregate Repayment Amount €100 million (subject to rounding) The intended Aggregate Repayment Amount to the holders of ordinary shares in this example amounts to €100 million. In this example, this is equal to one point twenty-five percent (1.25%) of the total market value of the outstanding ordinary shares. As a result, the total number of issued ordinary shares would be decreased by about one point twenty-five percent (1.25%) by means of the reverse stock split to ensure that the market value of an outstanding ordinary share stays approximately the same. In other words, about one point twenty-five percent (1.25%) of the outstanding ordinary shares would have been repurchased by the Company if the amount of €100 million was used for a share repurchase against a market price per ordinary share of €40.00. QIAGEN N.V. | 2026 AGM Proxy Statement Page 24 1 Note that these numbers have been included for illustrative purposes only. They should not be considered to give any guidance of the intended amount of the Repayment Amount or the past, current or future value of the ordinary shares.

The formula below outlines how this reduction could be achieved through a consolidation ratio of 80 pre- split ordinary shares to 79 post-split ordinary shares: As set out above under “calculation of the consolidation ratio,” the consolidation ratio Y shall be a fraction equal to or as close as possible to Q, as determined by the Managing Board. In this example, the consolidation ratio Y does not need to be rounded since it equals 79 post-split ordinary shares for every 80 pre-split ordinary shares. Accordingly, the 200 million outstanding pre-split ordinary shares would be consolidated into 197.5 million post-split ordinary shares, representing a one and a quarter percent (1.25%) reduction. Given that the Repayment Amount would be paid on consolidated ordinary shares, the intended Aggregate Repayment Amount must be divided by 197.5 million shares. This results in a payment per ordinary share of approximately €0.506329, which would be rounded to €0.51 as the actual Repayment Amount. As set out above, the par value of the ordinary shares will be increased to such level that prior to the capital reduction as contemplated by Part III, the par value of each ordinary share at least equals the Repayment Amount plus €0.01, in this case €0.52. To reach a par value of €0.52 per consolidated ordinary share, taking into account a 79/80 consolidation ratio, the par value pre-consolidation would be €0.5135 (€ 0.5135 times 80 divided by 79 equals €0.52). However, in Part I, the amount would be rounded such that it allows for the par value to increase to such value after Part II that at least equals the Repayment Amount plus €0.01. In this calculation example, each ordinary share shall therefore have a par value of €0.51 after implementation of amendment Part I (€0.51 times by 80 divided by 79 and rounded upward to the nearest number with two decimal places, equals €0.52). Pursuant to the share consolidation, every 80 ordinary pre-split shares (aggregate par value 0.51 times 80, equals €40.80) will be consolidated into 79 ordinary post-split shares. This would result in a par value of approximately €0.516456 (€40.80 divided by 79), which would be rounded upward as set out above to €0.52. Subsequently, amendment Part III will be implemented pursuant to which the par value will again be reduced to €0.01, and €0.51 will be repaid on each outstanding ordinary share and in pro rata entitlements on each outstanding fractional ordinary share. For ordinary shares or fractional ordinary shares held in treasury, the relevant amount will again be added to the Company’s reserves. Timeline and Implementation Process If the Managing Board resolves to implement the synthetic share repurchase, it will publicly announce the intention in a timely manner along with the effective date(s), the ex-dividend date(s), the record date(s), the payment date(s) of the Shareholder Repayment Amount and any other relevant dates. In addition to the exercise of the Discretionary Powers by the Managing Board and the required approvals of the Supervisory Board, the implementation of the synthetic share repurchase will be subject to the observance of a statutory creditor opposition procedure that involves a two-month creditor opposition period and the Company having sufficient reserves to charge the increase of the par value to at the time the synthetic share repurchase is implemented. Shareholder Interests Beneficial Shareholders For persons holding their ordinary shares through the Depository Trust Company, subject to contractual arrangements, the shareholdings of beneficial shareholders will be rounded down. As a result, shareholders entitled to fractional ordinary shares will receive cash from their relevant bank or intermediary. Registered Shareholders Shareholdings registered in the Company’s shareholders register will be consolidated in accordance with the consolidation ratio based on the formula described above. Any registered holding of fractional ordinary shares in the Company will entitle the holder to a fractional dividend, but will not entitle the holder to QIAGEN N.V. | 2026 AGM Proxy Statement Page 25

fractional voting rights (unless exercised together with other holders of fractional ordinary shares, to the extent their aggregate number of fractional ordinary shares equals the number of fractional ordinary shares one ordinary share comprises or a multiple thereof). Please see Article 11 of the Company’s Articles of Association for the provisions applicable to fractional ordinary shares. Holders of existing fractional shares Fractional ordinary shares and whole ordinary shares will be consolidated in the same manner. If the consolidation would entitle a shareholder to fractional entitlements, these will be added to the number of existing fractional ordinary shares. This addition of fractional ordinary shares to existing fractional ordinary shares may result in an automatic consolidation of fractional shares into an ordinary share in accordance with the Company’s Articles of Association. Fractional shares make-whole action Prior to, upon or following the execution of the synthetic share repurchase, if and to the extent implemented, or without the synthetic share repurchase being implemented, the Company may undertake certain steps to “make whole” already issued and/or outstanding fractional ordinary shares. These steps may include the unilateral transfer, for no consideration, by the Company of such number of additional fractional ordinary shares to each holder of fractional ordinary shares, that these holders will hold such number of fractional ordinary shares one ordinary share comprises, as a result of which, the fractional ordinary shares will automatically consolidate into an ordinary share in accordance with Article 11.7 of the Company’s Articles of Association. If the transfer described above were to be undertaken by the Company, no further action or act of acceptance will be required from the holders of fractional ordinary shares in that respect. Tax consequences The amount to be repaid to a holder of ordinary shares in connection with the synthetic share repurchase will not be subject to Dutch dividend withholding tax. Shareholders are encouraged to consult their own tax advisor as to the particular tax consequences in light of their specific circumstances. Potential euro (€) / U.S. dollar ($) conversion implications The Repayment Amount may, at the discretion of the Managing Board with the approval of the Supervisory Board, be denominated in euros (€) or U.S. dollars ($) (or a combination of both, depending on for example where the relevant shares are traded). The relevant exchange rate conversions will be determined on the basis of an exchange rate or rates discretionarily set by the Managing Board on the basis of sources as discretionarily selected by the Managing Board. To limit the risk that fluctuating currency exchange prices limit the maximum aggregate amount of the capital repayment (maximum amount denominated in U.S. dollars), by adopting the proposal under Item 18, the Annual General Meeting will be considered to have approved a capital reduction in a euro (€) amount equal to 120% of the maximum aggregate amount of $200 million calculated on the day of the filing of the resolution to reduce the Company’s share capital with the Dutch Trade Register as further described below. For the avoidance of doubt, the maximum aggregate amount of the capital reduction will not exceed $200 million on the basis of the source or sources selected by the Managing Board, irrespective of exchange rate fluctuations after the day of the filing of the resolution. Further explanation to the proposed resolutions under Items 18.a. through 18.d. The three steps by which the synthetic share repurchase will be effected - if and to the extent the Managing Board, using the Discretionary Powers, decides to implement the synthetic share repurchase – are summarized below and each step will be implemented by a separate deed of amendment of the Company’s Articles of Association. Further explanations to the proposed changes are also included in a triptych (a comparison with the present Company’s Articles of Association) made available to the Company’s shareholders upon convocation of the Annual General Meeting. 18.a. Amendment of the Articles of Association of the Company (Part I) to increase the par value per ordinary share It is proposed to the Annual General Meeting to resolve to amend the Company’s Articles of Association in accordance with the draft deed of amendment Part I that is made available to the Company’s shareholders upon convocation of the Annual General Meeting. QIAGEN N.V. | 2026 AGM Proxy Statement Page 26

18.b. Amendment of the Articles of Association of the Company (Part II) (to execute the reverse stock split) To consolidate the ordinary shares as explained above, it is proposed to the Annual General Meeting to resolve to amend the Company’s Articles of Association in accordance with the draft deed of amendment Part II that is made available to the Company’s shareholders upon convocation of the Annual General Meeting, following the amendment as referred to under Item 18.a. In addition, in connection with this share consolidation, certain changes will be made to the provisions in the Company’s Articles of Association relating to fractional ordinary shares as the existing fractional ordinary shares will also be consolidated in accordance with the consolidation ratio. 18.c. Amendment of the Articles of Association of the Company (Part III) to decrease the par value of the ordinary shares including a reduction of capital It is proposed to the Annual General Meeting to resolve to amend the Company’s Articles of Association, following the amendments as referred to under Items 18.a. and 18.b. (to the extent applicable), in accordance with the draft deed of amendment Part III which is made available to the Company’s shareholders upon convocation of the Annual General Meeting, to decrease the par value of each ordinary share back to €0.01, which will be combined with a capital repayment to the Company’s shareholders. 18.d. Authorization It is proposed to the Annual General Meeting to authorize each member of the Managing Board and each lawyer, (candidate) civil law notary and paralegal working at De Brauw Blackstone Westbroek N.V. to have the three deeds of amendment of the Company’s Articles of Association as referred to under Items 18.a., 18.b. and 18.c executed, if and to the extent the Managing Board, using the Discretionary Powers, decides to proceed with the synthetic share repurchase. The verbatim text of each amendment to the Company’s Articles of Association and a triptych containing explanatory notes are available at the Company’s website (https://corporate.qiagen.com/agm2026) and at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and at the offices of Equiniti Trust Company, LLC at 48 Wall Street, Floor 23, New York, NY 10005, United States of America, until the close of the Annual General Meeting. One voting item The proposals under Items 18.a. through 18.d. will be put to a vote as one combined voting item and, for the avoidance of doubt, include the grant of the Discretionary Powers to the Managing Board for a period of 18 months from the date of the Annual General Meeting (until December 24, 2027). Pursuant to Dutch law, the resolution to decrease the (aggregate) par value of the issued ordinary shares (both the issued and outstanding (fractional) ordinary shares and the (fractional) ordinary shares held in treasury at the time of implementation of the synthetic share repurchase) through the proposed amendment of the Company’s Articles of Association reflected in Step III above require a favorable vote by a majority of at least two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the Company’s issued share capital is represented at the Annual General Meeting. If fifty percent (50%) or more of the Company’s issued share capital is represented at the Annual General Meeting, a simple majority of the votes cast at the Annual General Meeting is sufficient for the resolution to be adopted. As the relevant steps contemplated for the synthetic share repurchase (Steps I through III reflected above) are put to a vote as one combined voting item, the aforementioned majority requirements apply in full to this voting item. It is once again noted that if Item 18 is adopted by the Annual General Meeting, the implementation is subject to, among other things, the Managing Board’s use of its Discretionary Powers. Furthermore, the resolution to reduce the issued share capital as contemplated by Step III only becomes effective after a two-month creditor opposition period as described in Section 2:100 of the Dutch Civil Code has been observed. Under the provisions of Section 2:100 of the Dutch Civil Code, creditors may lodge objections to the capital reduction within a period of two months following the announcement of the filing of the resolution to reduce the Company’s share capital with the Dutch Trade Register. The third amendment of the Company’s Articles of Association (Part III) effecting the capital reduction may only be implemented after such two-month creditor opposition period has lapsed, provided that no creditor objections have been received by the QIAGEN N.V. | 2026 AGM Proxy Statement Page 27

competent court or, in the event objections have been received, after such opposition has been withdrawn, resolved or lifted by an enforceable court order by the competent court in the Netherlands. The Supervisory Board and the Managing Board unanimously recommend a vote FOR this item. Completed proxy cards will be voted in favor thereof unless instructions are otherwise provided. Explanatory Note to Item 19: Cancellation of whole and/or fractional ordinary shares held by the Company It is proposed by the Supervisory Board, in accordance with Article 7 in conjunction with Article 11.4 of the Company’s Articles of Association, and with due observance of Section 2:99 of the Dutch Civil Code, to reduce the issued share capital of the Company by cancelling all whole ordinary shares it holds at the date of the Annual General Meeting or will hold following the date of the Annual General Meeting (whether or not acquired through open market repurchases, privately negotiated repurchases, self-tender offers, accelerated repurchase arrangements and similar repurchase programs), and all fractional ordinary shares the Company (i) holds in its own capital at the date of the Annual General Meeting, or will hold in its own share capital following the execution of certain steps, as further described in the explanatory notes to Item 18, to make whole the fractional ordinary shares issued and outstanding at the date of the Annual General Meeting, and (ii) will hold in its own capital as a result of the synthetic share repurchase proposed under Item 18, if implemented, and the execution of certain steps to make whole the then-issued and outstanding fractional ordinary shares as described in the explanatory notes to Item 18. The cancellation may be executed in one or more tranches, at the discretion of the Managing Board. The number of whole ordinary shares and/or fractional ordinary shares to be cancelled (whether or not in a tranche) shall be determined by the Managing Board, but shall, in respect of the fractional ordinary shares, not exceed the number of fractional ordinary shares the Company (i) holds in its own capital at the date of the Annual General Meeting, or will hold in its own share capital following the execution of certain steps to make whole the fractional ordinary shares issued and outstanding at the date of the Annual General Meeting, and (ii) may hold in its own share capital following execution of the synthetic share repurchase proposed under Item 18, if implemented, and any related steps to make whole the then-issued and outstanding fractional ordinary shares as described in the explanatory notes to Item 18, as the case may be. Under the provisions of Section 2:100 of the Dutch Civil Code, creditors may lodge objections to a capital reduction within a period of two months following the announcement of the filing of the resolution to reduce the Company’s share capital with the Dutch Trade Register. Any resolution of the Managing Board to implement the cancellation of fractional ordinary shares (whether or not in a tranche) will only become effective after such two-month creditor opposition period has lapsed, provided that no creditor objections have been received by the competent court or, in the event objections have been received, after such opposition has been withdrawn, resolved or lifted by an enforceable court order by the competent court in the Netherlands. According to Dutch law, the proposal set forth under Item 19 requires the affirmative vote of two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the Company’s issued share capital is represented at the Annual General Meeting. If fifty percent (50%) or more of the Company’s issued share capital is represented at the Annual General Meeting, the proposal set forth under Item 19 shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting. The Supervisory Board and the Managing Board unanimously recommend a vote FOR this item. Completed proxy cards will be voted in favor thereof unless instructions are otherwise provided. QIAGEN N.V. | 2026 AGM Proxy Statement Page 28

QIAGEN N.V. | 2026 AGM Proxy Statement Page 29

Supervisory Board Committee overview, meeting attendance and shareholder communications

Meeting Attendance

The Supervisory Board held 10 meetings in 2025, of which four were held in person and six were held virtually.

	Meeting Attendance				
	Supervisory Board	Audit Committee	Compensation & Human Resources Committee	Nomination & Governance Committee	Science & Technology Committee
Stephen H. Rusckowski	10/10 (Chair)		5/5	4/4 (Chair)	
Lawrence A. Rosen[1]	4/4	5/5		3/3	
Dr. Metin Colpan[2]	1/10			0/4	1/4 (Chair)
Dr. Toralf Haag	10/10	8/8 (Chair)			
Prof. Dr. Ross L. Levine	10/10				4/4
Prof. Dr. Elaine Mardis[1]	3/4		2/2		2/2
Bert van Meurs	8/10			4/4	
Eva van Pelt	10/10	8/8			
Dr. Eva Pisa	10/10		5/5 (Chair)		
Elizabeth E. Tallett	9/10	8/8	5/5	4/4	

[1] Mr. Rosen and Prof. Dr. Mardis did not stand for re-election at the AGM in June 2025.

[2] Dr. Colpan's attendance at Supervisory Board meetings in 2025 was limited due to health considerations after an accident.

Committees of the Supervisory Board

The Supervisory Board has established an Audit Committee, a Compensation & Human Resources Committee and a Nomination & Governance Committee from among its members and can establish other committees as deemed beneficial. The Science & Technology Committee was discontinued at the end of 2025. The Supervisory Board decided to assign responsibility for providing perspectives on scientific developments to the Scientific Advisory Board, which is comprised of leading international scientific experts and shares its insights with both the Supervisory Board and Managing Board. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website **www.qiagen.com**. The committees were comprised of the following members as of February 1, 2026:

Supervisory Directors[1]	Audit Committee	Compensation & Human Resources Committee	Nomination & Governance Committee
Dr. Metin Colpan			•
Dr. Toralf Haag	• (Chair)		
Dr. Eva Pisa		• (Chair)	
Mr. Stephen H. Rusckowski		•	• (Chair)
Mr. Mark P. Stevenson		•	•
Ms. Elizabeth E. Tallett	•	•	•
Mr. Bert van Meurs			•
Ms. Eva van Pelt	•		

[1] Mr. Stevenson joined the Compensation & Human Resources Committee and the Nomination & Governance Committee in February 2026.

The composition of each Committee, including the Chair, is reviewed and updated accordingly by the Supervisory Board following each Annual General Meeting.

We believe that all of our Supervisory Directors meet the independence requirements set forth in the Dutch Corporate Governance Code (the “Dutch Code”) and the independence requirements set forth in the New York Stock Exchange (the “NYSE”) Listed Company Manual (the “NYSE Rules”). Pursuant to the NYSE Rules, a majority of the Supervisory Directors must qualify as independent, as defined in the NYSE Rules. Audit Committee The members of the Audit Committee are appointed annually by the Supervisory Board for one-year terms. In the first half of 2025, the Committee consisted of four members until the AGM in June 2025, when Mr. Rosen did not stand for re-election. Following the AGM, the Committee consisted of three members. The Committee met at least quarterly. All members are believed to meet the independence requirements outlined in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listed Company Manual. The Supervisory Board has designated Dr. Toralf Haag as the Committee’s “audit committee financial expert,” as defined by the U.S. Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002, and as the “expert having the expertise in financial reporting or the audit of financial statements” as referred to in the Dutch Decree on Audit Committees (Besluit instelling auditcommissie). The Committee conducts an annual self-evaluation of its activities. As detailed in its charter, its primary responsibilities include serving as an independent and objective body that monitors QIAGEN’s accounting and financial reporting processes, internal controls, compliance systems and risk management, including cyber security risks. The Committee is also responsible for proposing the external auditor to the Supervisory Board, which then presents the nomination for approval at the Annual General Meeting. In addition, the Committee oversees and determines the compensation of QIAGEN’s external auditor and maintains open communication among the auditor, the Managing Board and the Supervisory Board. The internal audit and compliance functions also report directly to the Committee. The Committee is responsible for establishing procedures that allow employees to confidentially or anonymously report concerns and that ensure the proper receipt, retention and treatment of submissions relating to accounting, internal controls or auditing matters. The Committee also reviews sustainability reporting developments on a regular basis, with a focus on risk management and internal controls. The Committee met eight times in 2025 and also met with the external auditor excluding members of the Managing Board in October 2025. Throughout the year, the Committee reviewed key financial and operational matters and reported on its activities to the Supervisory Board. Topics discussed included: • The adequacy of financial accounting, reporting principles, policies and internal controls, in consultation with the external auditor and management • Assessment of major risk exposures, including cyber security, and legal or compliance matters that could significantly impact the financial statements • The design and operating effectiveness of the internal risk management and control systems • Consideration and approval of recommended changes to accounting principles, policies and processes • Review of quarterly earnings reports with management and the external auditor before public release • Examination of quarterly and annual reports on Form 6-K and Form 20-F for submission to the U.S. Securities and Exchange Commission and Deutsche Börse • Review of the annual report for submission to the Dutch Authority for the Financial Markets QIAGEN N.V. | 2026 AGM Proxy Statement Page 30

Compensation & Human Resources Committee The members of the Compensation & Human Resources Committee are appointed annually by the Supervisory Board for one-year terms. In 2025, the Committee consisted of four members and met five times during the year. All members are believed to meet the applicable independence requirements under the New York Stock Exchange Listed Company Manual. The Compensation & Human Resources Committee conducts an annual self-evaluation of its activities. As detailed in its charter, its primary responsibilities include overseeing programs, policies and practices related to human capital management, including talent development, workplace culture and fair and inclusive hiring practices. The Committee is also responsible for preparing proposals on the remuneration policies for both the Managing Board and the Supervisory Board, which are submitted at least every four years to the General Meeting for adoption. In addition, the Committee prepares proposals regarding the individual remuneration of Managing Board members for approval by the Supervisory Board and drafts the remuneration report detailing the remuneration of Managing Board and Supervisory Board members. This report is submitted to the Supervisory Board for adoption and presented at the AGM for a non-binding advisory vote in accordance with Dutch law. The remuneration report also provides an overview of the implementation of the remuneration policies during the most recent year. To help ensure that remuneration levels remain competitive, the Committee engaged external consultants in 2025 to benchmark compensation against a selected group of companies and key markets in which QIAGEN operates. The Committee reported on its activities to the Supervisory Board. Topics included: • Policies and practices for managing human capital, including talent management and fair and inclusive hiring practices • Review and approval of the proposed Supervisory Board Remuneration Policy, which was approved at the AGM in June 2025 • Review and approval of annual salaries, bonuses and other benefits for the Executive Committee • Approval of all share-based compensation • Review of general policies related to employee compensation and benefits Nomination & Governance Committee The members of the Nomination & Governance Committee are appointed annually by the Supervisory Board for one-year terms. In 2025, the Committee consisted of four members and met four times during the year. The Committee conducts an annual self-evaluation of its activities. As detailed in its charter, its primary responsibilities include defining selection criteria and appointment procedures for members of the Supervisory Board and the Managing Board, as well as periodically evaluating the scope, composition and effectiveness of both Boards. The Committee also assesses the performance of individual Board members and reports its findings to the Supervisory Board. In addition, the Committee is responsible for proposing the appointment and reappointment of Supervisory Board members. The Committee also advises the Supervisory Board on sustainability matters, including social, human rights and environmental policies. In this context, the Committee is responsible for sustainability target-setting, the development and implementation of ESG strategy, monitoring and measuring the performance of sustainability initiatives, and overseeing ESG-related risk management and reporting. QIAGEN N.V. | 2026 AGM Proxy Statement Page 31

Furthermore, the Committee reviews the corporate governance structure to help ensure compliance with legal requirements and recommends any necessary changes to the Supervisory Board. The Committee reported on its activities to the Supervisory Board. Topics discussed included: • An annual evaluation of the scope and composition of the Managing Board and Supervisory Board, including their overall profile and the performance of individual board members • Proposals for the appointment and reappointment of Managing Board and Supervisory Board members, as well as oversight of selection and appointment criteria for senior management • The search and selection process for new members and succession planning for the Supervisory Board, Managing Board, Executive Committee and senior management, taking into account short-, medium- and long-term perspectives • Preparation of the Supervisory Board’s self-evaluation process • Updates on ESG program progress, including review of material impacts, risks and opportunities; the implementation of due diligence processes; the effectiveness of policies, actions, targets and metrics; and recent regulatory developments. Science & Technology Committee The members of the Science & Technology Committee were appointed annually by the Supervisory Board for one-year terms. In 2025, the Committee consisted of three members in the first half of 2025, and of two members in the second half after Prof. Dr. Elaine Mardis did not stand for re-election at the AGM in June 2025, and met four times during the year. The Science & Technology Committee conducted an annual self-evaluation of its activities. As detailed in its charter, its primary responsibilities included collaborating with QIAGEN’s Scientific Advisory Board, which was established in 2021, to assess emerging market and technology trends that may affect the Company’s development and positioning in the Life Sciences and molecular diagnostics sectors. Key responsibilities also included reviewing and monitoring research and development projects, programs, budgets and infrastructure management, and overseeing risk management related to QIAGEN’s portfolio and information technology platforms. The Committee reported on its activities to the Supervisory Board. Topics discussed included: • Strengthening the Supervisory Board’s understanding of the technical foundations of QIAGEN’s businesses to support informed strategic decision-making • Advising the Managing Board on the use of science and innovation to support long-term value creation for stakeholders, including shareholders. The Science & Technology Committee was discontinued at the end of 2025. The Supervisory Board decided to assign responsibility for providing perspectives on scientific developments to the Scientific Advisory Board, which is comprised of leading international scientific experts and shares its insights with both the Supervisory Board and the Managing Board. Prof. Dr. Ross Levine, who stepped down from the Supervisory Board in January 2026 after taking on a new leadership role at Memorial Sloan Kettering Cancer Center, will continue as Chair of the Scientific Advisory Board. Shareholder Communications to the Supervisory Board Shareholders who have questions or concerns should generally contact our Investor Relations department at +49-2103-29-11709 or ir@qiagen.com. However, any shareholders who wish to address questions regarding our business directly with the Supervisory Board, or any individual Supervisory Director, should direct questions in writing to the Chair of the Supervisory Board, QIAGEN N.V., Hulsterweg 82, 5912 PL Venlo, the Netherlands. QIAGEN N.V. | 2026 AGM Proxy Statement Page 32

QIAGEN N.V. | 2026 AGM Proxy Statement Page 33

Additional information regarding remuneration of Managing Directors

The following section summarizes the remuneration of the Managing Directors. The remuneration policy for the Managing Board was approved by shareholders at the Annual General Meeting in June 2025, and came into force the day afterwards. More detailed information on the way our Remuneration Policy was executed in 2025 can be found in the Remuneration Report of the Company which is published on our website (www.qiagen.com) with the governance documents under Investor Relations.

QIAGEN's strategy is focused on innovation and sustainable value creation with an emphasis on increasing growth, efficiency, engagement and improving customer experience. To successfully develop and implement this strategy, we need to attract and retain highly trained employees at all levels, including the executive management level. U.S. practices have been taken into consideration to set competitive remuneration levels given that many of our leaders, customers, competitors and employees are based here.

QIAGEN strongly believes in competitive remuneration as a precondition to attracting intrinsically motivated top talent throughout all levels of the organization. Furthermore, we believe in a "pay-for-performance" culture that is based on creating a shared focus on setting ambitious operational and strategic targets that are not rewarded when they are not achieved, rewarded at target when fully achieved, and additionally rewarded when the targets are exceeded. At the executive level, QIAGEN believes that pay for performance should primarily focus on long-term value creation for shareholders and other stakeholders. Short-Term Incentives (STIs) are essential to highlight the operational targets that are a precondition to realizing our strategy. At the highest level, in particular for our Managing Board members, only the Corporate Goals apply in terms of STI achievement, and in line with the Remuneration Policy approved by shareholders at the AGM in June 2025.

Remuneration of Managing Board members consists of a combination of base salary, variable STIs tied to the achievement of annual Corporate Goals and Team Goals, and a long-term incentive (LTI) granted in share units that only vest after multiple years upon the achievement of pre-defined targets. In addition, Managing Board members can receive deferred compensation contributions and other benefits in line with market practices.

The remuneration package for Managing Board members is designed to have a significant portion of total compensation in variable awards. The value of these awards can differ substantially from year to year depending on actual performance. Within the variable component, the incentives for short-term performance targets have a lower weight than those for long-term incentives, which are aimed at delivering sustainable value creation for our stakeholders, including shareholders.

Managing Board remuneration in 2025 (see table below) was based on implementation of the Remuneration Policy approved by shareholders at the Annual General Meeting in 2025 without any deviations. It includes any remuneration granted by any consolidated subsidiary. An overview of all stock unit grants outstanding is available in the 2025 Remuneration Report.

	Annual compensation				Long-term compensation	
Managing Board member[1]	Fixed salary	Variable cash bonus	Other[2]	Total	Benefit plans	Performance stock units granted
Thierry Bernard	$1,008,834	1,183,698	31,650	$2,224,182	$205,767	143,229
Roland Sackers	$633,220	506,580	65,770	$1,205,570	$123,480	80,098

(1) The salary of Mr. Bernard is set in U.S. dollars. The salary of Mr. Sackers is set in euros and subject to fluctuation of exchange rates when reported in U.S. dollars. The exchange rate used for translation was EUR 1– USD 1.130.

(2) Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. QIAGEN also occasionally reimburse personal expenses for Managing Board members related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000, or tax amounts paid by QIAGEN to taxing authorities to avoid double-taxation under multi-tax jurisdiction employment agreements.